UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to                     .
Commission file numbers 1-13796.
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Gray Television, Inc.
Capital Accumulation Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Gray Television, Inc.
4370 Peachtree Rd. NE
Atlanta, Georgia 30319

GRAY TELEVISION, INC.
FORM 11-K
REQUIRED INFORMATION
(a)	Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedule thereto of the Gray Television, Inc. Capital Accumulation Plan as required by Form 11-K, together with the report thereon of McGladrey & Pullen, LLP, independent auditors, dated June 25, 2010.

(b)	Exhibit. Consent of McGladrey & Pullen, LLP dated June 25, 2010 being filed as an exhibit to this report.
SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GRAY TELEVISION, INC. CAPITAL ACCUMULATION PLAN
Date: June 25, 2010	By:	/S/ James C. Ryan
James C. Ryan
Gray Television, Inc. Chief Financial Officer

GRAY TELEVISION, INC.
FORM 11-K
EXHIBIT INDEX

Exhibit		Page
Number	Exhibit	Number
23.1	Consent of McGladrey & Pullen, LLP	12

Gray Television, Inc.
Capital Accumulation Plan
Financial Statements and
Supplemental Schedule
December 31, 2009
Gray Television, Inc. Capital Accumulation Plan
Index
December 31, 2009 and 2008

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-10
Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	11
EX-23.1 CONSENT OF MCGLADREY & PULLEN, LLP
Additional schedules required under the Employee Retirement Income Security Act of 1974, other than the Schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator
Gray Television, Inc. Capital Accumulation Plan
Albany, Georgia
We have audited the accompanying statements of net assets available for benefits of Gray Television, Inc. Capital Accumulation Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Gray Television, Inc. Capital Accumulation Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/McGladrey & Pullen, LLP
Orlando, Florida
June 25, 2010

Gray Television, Inc. Capital Accumulation Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets

Investments at fair value:
Mutual funds	$39,842,060	$31,847,501
Guaranteed Portfolio Fund	5,451,529	5,097,405
Participant loans	822,052	867,804
Self directed brokerage account	457,606	617,198
Unallocated account	95,149	55,746

Gray Television, Inc. Common Stock Fund- Class A	69,549	12,049

Gray Television, Inc. Common Stock Fund	3,241,453	933,148

Other	—	349

Total investments	49,979,398	39,431,200

Receivables:
Employer contributions	3,413	121,238

Total assets	49,982,811	39,552,438

Liabilities
Excess Contributions	167,891	62,904

Net assets available for benefits	$49,814,920	$39,489,534

The accompanying notes are an integral part of these financial statements.

Gray Television, Inc. Capital Accumulation Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$9,671,572
Interest and dividends	888,937

Total investment income	10,560,509

Contributions:
Rollover	58,856
Participant	3,801,315
Employer — matching	29,419

Total contributions	3,889,590

Total additions	14,450,099

Deductions:
Benefits paid to participants	(4,120,738)
Administrative expenses	(3,975)

Total deductions	(4,124,713)

Net Increase	10,325,386

Net assets available for benefits, beginning of year	39,489,534

Net assets available for benefits, end of year	$49,814,920

The accompanying notes are an integral part of these financial statements.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
1. Description of the Plan

The following description of the Gray Television, Inc. Capital Accumulation Plan (the “Plan”) provides only general information. Reference should be made to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was established and made effective October 1, 1994, for the administration and allocation of contributions by Gray Television, Inc. (or the “Company” or the “Employer”), and to encourage eligible employees to defer a part of their current income to provide for their retirement, death, or disability under the provisions of Section 401(k) of the Internal Revenue Code. The Plan covers all employees of the Company and its subsidiaries and affiliates that adopt the Plan. Employees who have completed one year of service as defined in the Plan document may become a participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company is the Plan’s sponsor and Plan administrator. Reliance Trust Company (“Reliance”) is the Plan’s trustee. Great-West Retirement Services, a subsidiary of Orchard Trust Company, the Plan’s custodian, is the Plan’s recordkeeper.
Contributions
The Plan allows participants to make contributions up to a maximum of 16 percent of their compensation on a before-tax basis. Participants may change their deferral options quarterly. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.
Participants’ contributions on a before-tax basis are limited by the Internal Revenue Code Section 402(g)(1) to $16,500 in 2009. In addition, total annual additions to all individual participant accounts shall not exceed the lesser of $49,000 or 100 percent of a participant’s annual compensation. Contributions by highly compensated employees are subject to additional restrictions.
The Employer shall contribute to the Plan a matching percentage, as determined by a declaration of its Board of Directors before the beginning of any Plan year, of the eligible contributions of Plan participants not to exceed 6 percent of eligible compensation as defined in the Plan document. For the year ended December 31, 2009, The Board of Directors did not make a declaration and accordingly the matching percentage was 0, except for those participants covered by a collective bargaining agreement which specifically includes a stated employer match percentage of 50%. The employer may elect to make a voluntary contribution to each active participant account based on the respective participant’s eligible compensation during the year. The Employer’s contributions are made in shares of Gray Television, Inc. common stock. The Employer did not make any voluntary contributions for the year ended December 31, 2009.
Investment Options
Participants may direct their contributions, employer contributions, and any related earnings into investment options sponsored by the Plan. The Plan currently offers sixteen mutual funds, one guaranteed investment account, one self-directed brokerage account, and employer common strock as investments options for participants. Participants may change their investment elections daily by phone or via the Internet.
Participant Accounts
Each Participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their voluntary contributions plus the actual earnings thereon. Employer contributions and earnings thereon become 100 percent vested after the participant completes three years of service as defined in the Plan document. Upon termination of employment the nonvested portion of a participants account is forfeited. Forfeitures may be used to reduce future Employer contributions. As of December 31, 2009 and 2008, the Company has $95,149 and $55,746 respectively of forfeitures available for use. No forfeitures were utilized during the year ended December 31, 2009.
Payment of Benefits
Upon retirement, death, disability, or termination of employment, a participant, or designated beneficiary, may elect to receive the vested balance in the participant’s account in the form of a single lump-sum cash payment or a direct rollover to an Individual Retirement Account (IRA) or to another retirement plan.
Participant Loans
Participants may receive a loan from their account subject to the adoption of a written loan agreement and approval of the participant’s application. The maximum loan amount is the lesser of $50,000 or one-half of a participant’s vested account balance, with a minimum loan amount of $1,000. Loans are payable through payroll deductions over periods ranging up to five years, unless the loan qualifies as a home loan in which case the repayment period may be longer. The interest rate is determined by the Plan Administrator based on prevailing market conditions and is fixed over the life of the note. The loan interest rate is equal to the prime rate for major banks, as published in The Wall Street Journal on the date the loan is approved, plus one percent. The interest rates on outstanding participant loans as of December 31, 2009 ranged from 4.25 percent to 9.5 percent.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements

2. Accounting Policies
Basis of Accounting
Plan’s financial statements are presented on the accrual basis of accounting.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The guaranteed investment account does not permit the insurance company to terminate the agreement prior to the scheduled maturity date. Since the plan cannot withdraw money until maturity; the contract is not considered fully benefit-responsive in accordance with Accounting Standards Codification 960-325.
Contributions
Employer contributions are accrued in the period in which they become obligations of the Company. The amount is determined in accordance with the provision of the Plan as approved by the Company’s Board of Directors. Contributions from participants are made on a voluntary basis. The number of shares of Gray Television, Inc. common stock contributed to the Plan by the Employer is determined using the most recent closing price per share on the contribution date as reported on the New York Stock Exchange.
Payments of Benefits
Benefits are recorded when paid.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on an accrual basis. Realized gains and loses on sales of investments are determined on the basis of average cost. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.
Administrative Expenses
The Employer pays all administrative expenses of the Plan except for certain contract administrative and trustee fees. Such charges not paid by the Employer are applied directly to the accounts of the participants and are classified as administrative expenses in the statement of changes in net assets available for benefits. Administrative expenses paid by the Employer are not included in the financial statements of the Plan.
Recent accounting pronouncements
The Financial Accounting Standards Board (FASB) issued new guidance on accounting for uncertainty in income taxes. The Plan adopted this new guidance for the year ended December 31, 2009. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.
In April 2009, the FASB issued additional guidance on the disclosure requirements of fair value measurements including defining major categories of debt and equity securities. The Plan adopted the enhanced disclosure requirements of this standard as of December 31, 2009.
Subsequent events
The Plan Administrator has evaluated subsequent events through the date the financial statements were issued.
3. Fair Value Measurements and Investments
Financial Accounting Standards Board Statement topic: Fair Value Measurements provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements

3. Fair Value Measurements and Investments (Continued)

Level 2	Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets;

Inputs other than quoted prices that are observable for the asset or liability;

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.
Common stocks, corporate bonds and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the net asset value of shares held by the plan at year end.
Participant loans: Valued at amortized cost, which approximates fair value (rates of interest lowest — 4.25%, highest — 9.5%, maturing through 2030).
Guaranteed portfolio fund: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (See Note 4).
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements

3. Fair Value Measurements and Investments (Continued)
The following table sets forth by major category and level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Asset allocation funds	$18,745,446	$—	$—	$18,745,446
Balanced funds	3,795,421	—	—	3,795,421
Bond funds	1,896,796	—	—	1,896,796
International funds	3,583,052	—	—	3,583,052
Large cap funds	5,818,446	821,757	—	6,640,203
Mid cap funds	2,037,018	—	—	2,037,018
Small cap funds	2,994,378	—	—	2,994,378
Other	149,746	—	—	149,746

Total mutual funds	39,020,303	821,757	—	39,842,060

Common Stock:
Telecommunications	3,311,002	—	—	3,311,002

Total common stock	3,311,002	—	—	3,311,002

Unallocated account	95,149	—	—	95,149
Guaranteed investment contracts	—	5,451,529	—	5,451,529
Self directed brokerage account	457,606	—	—	457,606
Participant loans	—	—	822,052	822,052

Total assets at fair value	$42,884,060	$6,273,286	$822,052	$49,979,398

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements

3. Fair Value Measurements and Investments (Continued)

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Asset allocation funds	$17,267,401	$—	$—	$17,267,401
Balanced funds	2,907,501	—	—	2,907,501
Bond funds	1,374,978	—	—	1,374,978
International funds	2,417,601	—	—	2,417,601
Large cap funds	4,392,414	548,233	—	4,940,647
Mid cap funds	555,357	—	—	555,357
Small cap funds	2,240,337	—	—	2,240,337
Other	143,679	—	—	143,679

Total mutual funds	31,299,268	548,233	—	31,847,501

Common Stock:
Telecommunications	945,546	—	—	945,546

Total common stock	945,546	—	—	945,546

Unallocated account	55,746	—	—	55,746
Guaranteed investment contracts	—	5,097,405	—	5,097,405
Self directed brokerage account	617,198	—	—	617,198
Participant loans	—	—	867,804	867,804

Total assets at fair value	$32,917,758	$5,645,638	$867,804	$39,431,200

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009:

Level 3 Assets
Year ended December 31, 2009
Participant Loans
Balance, beginning of year	$867,804
Loan issuances and settlements (net)	(45,752)

Balance, end of year	$822,052

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements

3. Fair Value Measurements and Investments (Continued)
The fair values of investments representing five percent or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	2009	2008
Description
Mutual Funds:
American Funds American Balanced Fund	$3,795,421	$2,907,501
American Funds Growth Fund of America Fund	3,415,749	2,633,953
American Century Strategic Allocation Conservative Advisor Class	10,399,404	9,705,601
American Century Strategic Allocation Aggressive Advisor Class	4,583,572	3,780,205
American Century Strategic Allocation Moderate Advisor Class	3,762,470	3,061,240
American Funds Europacific Growth Fund	3,583,052	2,417,601
Lord Abbott Small Cap Value	2,503,496	—
Other	9,243,252	8,894,546
Guaranteed portfolio fund	5,451,529	5,097,405

Common Stock * (held in the Gray Television, Inc. Common Stock Fund)	3,241,453	933,148

	$49,979,398	$39,431,200

* -	Indicates a party-in-interest.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
4. Investment contract with insurance company
In 2008, the Plan entered into a guaranteed portfolio fund with Great-West Life & Annuity Company (“Great-West”). Great-West maintains the contributions in a general account to which it adds interest at the contract rate, which was 3.16% and 3.20% as of December 31, 2009 and 2008 respectively. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The weighted average interest rate earned for the year ended December 31, 2009 and 2008 was 3.16% and 3.55%, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
5. Income Tax Status
The Plan has received a favorable determination letter from the Internal Revenue Service, dated November 29, 2006, regarding the Plan’s exemption from federal income tax under Section 401(a) of the Internal Revenue Code.
The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
6. Transactions with Parties-In-Interest
Certain Plan investments are managed by Reliance Trust and Great-West, the custodians of the Plan and therefore these transactions qualify as party-in-interest transactions. In addition, transactions involving the Common Stock Fund, which invests in the common stock of the Employer, also qualify as party-in-interest transactions.
7. Plan Termination
Although it has not expressed any intent to do so, the Plan may be terminated or amended by the Board at any time, provided, however, that no such amendment shall make it possible for any part of the net assets or income of the Plan to be used for or directed to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated by the Employer, each participant’s account will become fully vested and nonforfeitable.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the statement of net assets available for benefits.
9. Reconciliation of Financial Statements to Form 5500
The following table presents a reconciliation of net assets available for benefits per these financial statements at December 31, 2009 and 2008 to the net assets per the Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$49,814,920	$39,489,534
Current year employer contributions receivable	(3,413)	(121,238)
Other	697	—
Excess contributions, per the financial statements	167,891	62,904

Net assets per the Form 5500	$49,980,095	$39,431,200

The following table presents a reconciliation of the changes in net assets available for benefits for the year ended December 31, 2009 per these financial statement to net income per the Form 5500:

Change in net assets available for benefits per the financial statements	$10,325,386
Current year employer contributions receivable	(3,413)
Current year excess contributions	167,891
Other	697
Prior year excess contributions	(62,904)
Prior year employer contributions receivable	121,238

Net income per the Form 5500	$10,548,895

Gray Television, Inc. Capital Accumulation Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

Description of Investment Shares	Fair Value
Mutual Funds
Alger Mid Cap Growth Ins Fund	$1,230,600
American Century Strategic Allocation Aggressive Advisor Class	4,583,572
American Century Strategic Allocation Moderate Advisor Class	3,762,470
American Century Strategic Allocation Conservative Advisor Class	10,399,404
American Funds American Balanced Fund	3,795,421
American Funds Europacific Growth Fund	3,583,052
American Funds Growth Fund of America Fund	3,415,749
American Funds Investment Company of America Fund	1,854,983
Sentinel Government Securities A	1,309,279
Blackrock Small Midcap Growth Portfolio	490,883
JP Morgan Mid Cap Value Fund	806,418
Lord Abbett Small Cap Value Fund	2,503,496
American Funds Fundamental Investors	547,713
Maxim S&P 500	821,757
PIMCO Total Return Admin	587,517
Stable Value	149,746
Guaranteed Portfolio Fund	5,451,529
Unallocated Fund	95,149
Common Stock
Gray Television, Inc. *
Common Stock — Class A	69,549
Common Stock Common Stock Fund	3,241,453
Self Directed Brokerage Acct	457,606

49,157,346

Participant Loans (rates of interest lowest —4.25%, Highest — 9.5% maturing through 2030)*	822,052

$49,979,398

*	Indicates a party-in-interest.